FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of Letter to the Buenos Aires Stock Exchange dated December 17, 2014.

TRANSLATION

Autonomous City of Buenos Aires, December 17, 2014

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Information pursuant to Article 23 of

Chapter VII of the Buenos Aires Stock

Exchange Regulations.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and following up on our prior communication of June 7, 2013, please be advised that, with respect to the litigation captioned “New Jersey Department of Environmental Protection, et al. v. Occidental Chemical Corporation, et al.,” pending before the New Jersey Superior Court, Law Division, Essex County, the presiding Judge has approved a settlement agreement between the State of New Jersey and Occidental Chemical Corporation (“Settlement Agreement”).

Pursuant to the terms of the Settlement Agreement, the State of New Jersey has agreed to settle all of its claims against Occidental which relate to environmental liabilities within a defined geographic area of the Passaic River, New Jersey, United States of America, in exchange for the payment of US$190 million in three payments, the last of which is to occur on June 15, 2015, and of an additional payment of up to US$400 million in the event that the State of New Jersey has to pay its share for future remediation actions.

Occidental has declared its intention to seek indemnification of the amount agreed upon with the State of New Jersey from Maxus Energy Corporation, a subsidiary of YPF S.A. The court previously ruled in 2011 that Maxus has a contractual obligation to indemnify Occidental for liability under New Jersey’s Spill Act arising from contaminants discharged on or from the Lister Avenue site, an area located near the Passaic River that was owned by a company Occidental purchased in 1986. Maxus maintains, among its defenses, that any liability it may have for Occidental’s settlement payment under the contractual indemnification obligation between Maxus and Occidental must be offset by whatever liability Occidental is ultimately determined to have that is not covered by the contractual indemnity because it is the result of Occidental’s own conduct.

Maxus likewise maintains that Occidental has the burden of proving the reasonableness of its settlement with the State of New Jersey to activate the contractual indemnification previously agreed to between Maxus and Occidental, and that it will assert the necessary defenses against Occidental’s claims in accordance with the law.

Yours faithfully,

Daniel González

Chief Financial Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 17, 2014	By:	/s/ Daniel González
	Name: Title:	Daniel González Chief Financial Officer